UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER: 0-16206

(Check One): |_| Form 10-K |_| Form 20-F   |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR

                  For Period  Ended:  February 28, 1997

          [ ] Transition Report on Form 10-K
          [ ] Transition  Report on Form 20-F
          [ ] Transition Report  on Form  11-K
          [ ] Transition  Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     Oak Tree Medical Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable

     163-03 Horace Harding Expressway
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Address of Principal Executive Office (Street and Number)

      Queens, New York 11365
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

       [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I.
                                                 (Attach Extra Sheets if Needed)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         William Kedersha             (914)                       253-9494
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              (Name)               (Area Code)                (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment I.
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                         Oak Tree Medical Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     4/15/97              By  /s/ Henry Dubbin
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                                      Henry Dubbin, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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

                                  Attachment I

                         Oak Tree Medical Systems, Inc.
                                  Form 12b-25
    Quarterly Report on Form 10-QSB for the Quarter Ended February 28, 1997

Part III
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         Registrant's  financial  statements were not completed on or before the date on which Registrant's Form 10- QSB for the fiscal quarter ended February 28, 1997 is required to be filed due to the recent hospitalization of the Registrant's controller. The Registrant believes at this time that the financial statements will be completed, and its Form 10-QSB will be filed, within the grace period provided for under Rule 12b-25.

Part IV - Item 3
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         The  Registrant  believes  that its  results of  operations  may not be comparable to the results for the corresponding period for the last fiscal year because of the following events: (i) on February 12, 1997, the Registrant completed the sale of substantially all the assets and operations of its physical therapy and rehabilitation care centers and related medical practices in Jacksonville and Orange Park, Florida, and all the outstanding shares of its subsidiary, Oak Tree Receivables, Inc.; and (ii) as of the close of its third fiscal quarter, the Registrant wrote-down its investment in Accord Futronics, Inc. For the reasons stated in responses to Part III, an estimate of results of operation for the third fiscal quarter cannot be made at this time.

         The Registrant's acquisition of four Long Island, New York, based physical therapy centers and one medical billing company in December 1996 was subsequently rescinded on March 19, 1997.